SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

                 Norwegian Cruise Line Holdings Ltd.
(Name of Issuer)

       Ordinary Shares, $0.001 par value
(Titles of Class of Securities)

                                     G66721 10 4
(CUSIP Number)

Blondel So King Tak
Chief Operating Officer
Genting Hong Kong Limited
c/o Suite 1501, Ocean Centre
5 Canton Road
Kowloon, Hong Kong, People’s Republic of China
+852-2378-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           January 24, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “ Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G66721 10 4	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Star NCLC Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- (See Item 5)
	8	SHARED VOTING POWER 88,469,334 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0- (See Item 5)
	10	SHARED DISPOSITIVE POWER 88,469,334 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,469,334 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [☐]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.4%1 (See Item 5)
14	TYPE OF REPORTING PERSON CO

_________________________
1 The calculation is based on a total of 203,997,492 Ordinary Shares (as defined herein) outstanding as of January 24, 2013 as reported in the Final Prospectus filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on January 18, 2013 pursuant to Rule 424(b)(4) of the Securities Act of 1933 (the “Securities Act”), after giving effect to the exercise by the underwriters of their option to purchase an additional 3,529,412 Ordinary Shares.

CUSIP No. G66721 10 4	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS Genting Hong Kong Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- (See Item 5)
	8	SHARED VOTING POWER 88,469,334 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0- (See Item 5)
	10	SHARED DISPOSITIVE POWER 88,469,334 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,469,334 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [☐]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.4%2 (See Item 5)
14	TYPE OF REPORTING PERSON CO

_________________________
2 The calculation is based on a total of 203,997,492 Ordinary Shares (as defined herein) outstanding as of January 24, 2013 as reported in the Final Prospectus filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on January 18, 2013 pursuant to Rule 424(b)(4) of the Securities Act of 1933 (the “Securities Act”), after giving effect to the exercise by the underwriters of their option to purchase an additional 3,529,412 Ordinary Shares.

Item 1.           Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the ordinary shares, par value $0.001 (the “Ordinary Shares”), of Norwegian Cruise Line Holdings Ltd. (the “Issuer”).  The principal executive offices of the Issuer are located at 7665 Corporate Center Drive, Miami, Florida 33126.

Item 2.           Identity and Background

This Schedule 13D is filed by and on behalf of Star NCLC Holdings Ltd. (“Star NCLC”) and Genting Hong Kong Limited (“Genting HK” and, together with Star NCLC, the “Reporting Persons”).

Star NCLC is the record owner of an aggregate of 88,469,334 Ordinary Shares (the “Genting Shares”).  The Ordinary Shares reported as beneficially owned by each Reporting Person include only those Ordinary Shares over which such person may be deemed to have voting or dispositive power.

Genting HK is a limited liability company organized under the laws of Bermuda. It was founded in 1993 and through its subsidiary, Star Cruises Asia Holding Ltd., operates a leading cruise line in the Asia-Pacific region.  Its principal address is c/o Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong SAR.

           As of September 30, 2012, the principal shareholders of Genting HK are: Golden Hope Limited (“GHL”) – 45.31%, and Genting Malysia Berhad (“GENM”) – 18.41%.  GHL is a company incorporated in the Isle of Man acting as trustee of the Golden Hope Unit Trust, a private unit trust which is held directly and indirectly by IFG International Trust Company Limited as trustee of a discretionary trust, the beneficiaries of which are Tan Sri Lim Kok Thay and certain members of his family (the “Lim Family”).  GENM is a Malaysian company listed on the Main Market of Bursa Malaysia Securities Berhad in which Parkview Management Sdn Bhd as trustee of a discretionary trust, the beneficiaries of which are the Lim Family, has a substantial indirect beneficial interest. As a result, an aggregate of 63.72% of Genting HK’s outstanding shares is owned by GENM and GHL as trustee of the Golden Hope Unit Trust, directly or indirectly, as of September 30, 2012.

Star NCLC is a limited liability company organized under the laws of Bermuda.  It is a wholly owned subsidiary of Genting HK and its principal business is investment holding.  Its principal address is c/o Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong SAR.

The name, business address, citizenship and present principal occupation or employment of each executive officer and director of Genting HK and Star NCLC are set forth on Schedules A-1 and A-2 hereto, respectively, which are incorporated herein by reference.

Page 4 of 12 Pages

Neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person listed on Schedules A-1 and A-2 hereto has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.            Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Items 2, 4 and 5 of the Schedule 13D is incorporated by reference in its entirety into this Item 3.

Item 4.            Purpose of Transaction
Corporate Reorganization and Initial Public Offering

Prior to the closing of the Issuer’s initial public offering on January 24, 2013 (the “IPO”), (i) the Issuer redeemed 5,000 Ordinary Shares beneficially owned by the Reporting Persons at a purchase price per share equal to the par value of the Ordinary Shares and (ii) the Reporting Persons exchanged an aggregate of 10,500,000 ordinary shares of NCL Corporation Ltd. that were held of record by Star NCLC for the Genting Shares.

Amended and Restated Shareholders’ Agreement

In connection with the closing of the IPO, AAA Guarantor Co-Invest VI (B), L.P., AIF VI NCL (AIV), L.P., AIF VI NCL (AIV II), L.P., AIF VI NCL (AIV III), L.P., AIF VI NCL (AIV IV), L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P., and Apollo Overseas Partners (Germany) VI, L.P. (collectively, the “Apollo Funds”), TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P., and TPG Viking AIV III, L.P., (collectively, the “TPG Funds”), the Reporting Persons, and the Issuer entered into an Amended and Restated Shareholders’ Agreement (the “Shareholders Agreement”), dated as of January 24, 2013 (the “Effective Date”).

Restrictions on Transfer; Preemptive Rights; Genting HK Right of First Refusal; Drag-Along Transactions

Pursuant to the terms of the Shareholders Agreement, the shareholders party to the Shareholders Agreement, including the Apollo Funds, the Reporting Persons and the TPG Funds (collectively, the “Shareholders”), are prohibited from transferring shares without the consent of the Apollo Funds and the Reporting Persons, except (i) with respect to the Apollo Funds, any transfer by an Apollo Fund to an affiliate of such Apollo Fund, (ii) with respect to Star NCLC, any transfer to Genting HK, any wholly-owned subsidiary of Genting HK or any existing controlling shareholder of the Reporting Persons, (iii) with respect to the TPG Funds, any transfer by any TPG Fund to an affiliate of such TPG Fund other than a portfolio company of TPG Partners V, L.P. and its affiliates (provided, however, that no such transfer will be permitted if it would result in material adverse tax consequences to the Issuer, the Apollo Funds or the Reporting Persons in respect of their investments in the Issuer), (iv) with respect to the TPG Funds, the Apollo Funds and the Reporting Persons, in connection with the exercise of registration rights pursuant to the Shareholders Agreement and (v) with respect to the Apollo Funds, if certain conditions are met, in the event of a sale of all of the equity shares of the Issuer held by the Apollo Funds and the TPG Funds and their respective permitted transferees (collectively, the “Investor Group Shares”) for cash to a third party.

Page 5 of 12 Pages

Pursuant to the Shareholders Agreement, the Reporting Persons further agree not to acquire, and to cause their respective affiliates and subsidiaries not to acquire, any equity securities of the Issuer that are publicly traded on an established securities market without the prior written consent of the Apollo Funds.  Such consents are not required where the Reporting Persons provide a notice of the maximum number of shares to be acquired and a certification that the acquisition of such shares will not result in certain adverse tax consequences to the Issuer at least ten business days prior to the proposed acquisition. A similar restriction applies to the Apollo Funds and the TPG Funds.

The Shareholders Agreement grants each of the Shareholders preemptive rights to purchase any equity securities offered by the Issuer after the Effective Date, subject to certain exceptions such as with respect to equity securities issued in connection with a public offering.  The Shareholders Agreement also grants the Reporting Persons the right to purchase Investor Group Shares if the Apollo Funds offer to sell all of the Investor Group Shares to a third party.  In addition, the Shareholders Agreement grants the Apollo Funds certain drag-along rights subject to limitations.

Irrevocable Proxy

Pursuant to the Shareholders Agreement, the Reporting Persons agree to vote all Ordinary Shares held by the Reporting Persons in the manner directed by the Apollo Funds and grant the Apollo Funds an irrevocable proxy to vote all Ordinary Shares held by the Reporting Persons on any action or proposed action of the Issuer or any of its subsidiaries if such action requires affirmative vote of the Shareholders to be effective (unless such action or proposed action is subject to the Consent Right set out below).

Registration Rights

The Reporting Persons shall have the right to make written requests for registration for all or a part of their Ordinary Shares, provided that the Issuer will not be required to act on any such request, for a six (6) month period following the effective date of a previous demand registration.

Consent Right

For so long as the number of Ordinary Shares owned by the Apollo Funds and the TPG Entities is equal to or exceeds a minimum ratio of the Ordinary Shares owned by the Reporting Persons (the “Minimum Ratio”) neither the Issuer nor any of its subsidiaries shall be permitted to engage in certain transactions, including a sale of the company, significant acquisitions or divestitures, declare or pay any dividends and other transactions specified in the Shareholders Agreement.

Termination

The Shareholders Agreement terminates upon the earlier of (i) the voluntary or involuntary liquidation, dissolution or winding up of the Issuer or (ii) the execution by the Issuer, the Apollo Funds and the Reporting Persons of a written instrument approving such termination.

Page 6 of 12 Pages

Lock-Up Agreement

In connection with the IPO, the Reporting Persons agreed pursuant to a lock-up agreement (the “Lock-Up Agreement”), subject to certain exceptions, not to, directly or indirectly, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, or file (or participate in the filing of) a registration statement with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to any of the Ordinary Shares, any other securities of the Issuer that are substantially similar to the Ordinary Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase or subscribe for the foregoing, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Ordinary Shares or any other securities of the Issuer that are substantially similar to Ordinary Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, whether any such transaction is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise or (iii) publicly announce an intention to effect any transaction specified in clause (i) or (ii), for a period beginning on the date of such Lock-Up Agreement and continuing for 180 days after the date of the underwriting agreement related to the IPO (such period, the “Lock-Up Period”), except with the prior written consent of the representatives of the underwriters.

The Lock-Up Period will be automatically extended if (i) during the last 17 days of the Lock-Up Period the Issuer issues an earnings release or announces material news or a material event or (ii) prior to the expiration of the Lock-Up Period, the Issuer announces that it will release earnings results during the 16-day period following the last day of the Lock-Up Period, in which case the restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event, unless the underwriters agree to waive such extension.

General

In addition to the foregoing, each Reporting Person, at any time and from time to time may directly or indirectly acquire additional Ordinary Shares, economic interests in Ordinary Shares or associated rights or securities exercisable for or convertible into Ordinary Shares, or dispose of some or all of its Ordinary Shares, based upon its ongoing evaluation of the Issuer, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedules A-1 and A-2  hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of  the instructions to Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; and taking any action similar to any of those enumerated above.

Page 7 of 12 Pages

References to and descriptions of the Shareholders Agreement and the Lock-Up Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Shareholders Agreement and the Lock-Up Agreement, which have been filed as Exhibit 2 and Exhibit 3, respectively, and are incorporated herein by this reference.

Item 5.            Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of the Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 are hereby incorporated herein by reference.

(a)–(b)            The following disclosure assumes that there are 203,997,492 Ordinary Shares outstanding as of January 24, 2013 as reported in the Final Prospectus filed by the Issuer with the Commission on January 18, 2013 pursuant to Rule 424(b)(4) of the Securities Act, after giving effect to the exercise by the underwriters of their option to purchase an additional 3,529,412 Ordinary Shares.

Pursuant to Rule 13d-3 of the Exchange Act, the Reporting Persons may be deemed to beneficially own 88,469,334 Ordinary Shares of the Issuer, which constitutes approximately 43.4% of the outstanding Ordinary Shares of the Issuer.

(c)           Except as set forth in Items 4 and 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Issuer’s Ordinary Shares during the past 60 days.

(d)           To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)           Not applicable.

Item 6.            Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth or incorporated in Item 3 and Item 4 are hereby incorporated herein by reference.

Item 7.            Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement dated as of February 1, 2013, by and between the Reporting Persons.

Page 8 of 12 Pages

Exhibit 2:
Amended and Restated Shareholders’ Agreement, dated as of January 24, 2013, by and among Norwegian Cruise Line Holdings Ltd., Genting Hong Kong Limited, Star NCLC Holdings Ltd., AAA Guarantor Co-Invest VI (B), L.P., AIF VI NCL (AIV), L.P., AIF VI NCL (AIV II), L.P., AIF VI NCL (AIV III), L.P., AIF VI NCL (AIV IV), L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P. and TPG Viking AIV III, L.P., and the other shareholders that become a party from time to time (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 30, 2013 (File No. 001-37584)).

Exhibit 3.
Form of Lock-Up Agreement, by and among UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters, together with the other Underwriters named in Schedule A to the Underwriting Agreement referred to therein, and Star NCLC Holdings Ltd.

Page 9 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2013

STAR NCLC HOLDINGS LTD. By: /s/ Blondel So King Tak Name: Blondel So King Tak Title: Director GENTING HONG KONG LIMITED
By: /s/ Blondel So King Tak Name: Blondel So King Tak Title: Chief Operating Officer

Page 10 of 12 Pages

Schedule A-1

Star NCLC Holdings Ltd. – Directors3

Name	Business Address	Present principal occupation or employment	Name, principal business and address of any corporation or other organization in which such employment is conducted	Citizenship
Directors
CHUA Ming Huat David	Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	President of Genting Hong Kong Limited	Genting Hong Kong Limited (Cruise line operations and investment holdings) Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Malaysian
SO King Tak Blondel	Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Chief Operating Officer of Genting Hong Kong Limited	Genting Hong Kong Limited (Cruise line operations and investment holdings) Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Chinese
NG Ko Seng William	Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Chief Operating Officer – Cruise	Genting Hong Kong Limited (Cruise line operations and investment holdings) Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Malaysian

_________________________
3 Star NCLC Holdings Ltd. has no Executive Officers.

Page 11 of 12 Pages

Schedule A-2

Genting Hong Kong Limited – Directors and Executive Officers

Name	Business Address	Present principal occupation or employment	Name, principal business and address of any corporation or other organization in which such employment is conducted	Citizenship
Directors
LIM Kok Thay	Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Chairman and Chief Executive Officer of Genting Hong Kong Limited	Genting Hong Kong Limited (Cruise line operations and investment holdings) Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Malaysian
	24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia	Chairman and Chief Executive of Genting Berhad	Genting Berhad (Investment holding and management company) 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia
	24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia	Chairman and Chief Executive of Genting Malaysia Berhad	Genting Malaysia Berhad (Provision of leisure and hospitality services) 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia
	10th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia	Director and Chief Executive of Genting Plantations Berhad	Genting Plantations Berhad (Plantation, investment holding and provision of management services to its subsidiaries) 10th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia
	10 Sentosa Gateway, Resorts World Sentosa, Singapore 098270	Executive Chairman of Genting Singapore PLC	Genting Singapore PLC (Investment holding company) 10 Sentosa Gateway, Resorts World Sentosa, Singapore 098270
SMITH Alan Howard	Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Deputy Chairman and Independent Non-executive Director of Genting Hong Kong Limited	Genting Hong Kong Limited (Cruise line operations and investment holdings) Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	British
LIM Lay Leng	Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Independent Non-executive Director of Genting Hong Kong Limited	Genting Hong Kong Limited (Cruise line operations and investment holdings) Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Singaporean
HEAH Sieu Lay	Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Independent Non-executive Director of Genting Hong Kong Limited	Genting Hong Kong Limited (Cruise line operations and investment holdings) Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Malaysian
AU Fook Yew	Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Non-executive Director of Genting Hong Kong Limited	Genting Hong Kong Limited (Cruise line operations and investment holdings) Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Malaysian
	204 State Route 17B Monticello, NY 12701, United States of America	Director of Empires Resorts, Inc.	Empires Resorts, Inc. (Provision of gaming and leisure services) 204 State Route, 17B Monticello, NY 12701, United States of America
	110 Rockway Boulevard, New York, NY 11417, United States of America	Consultant to Genting Americas Inc.	Genting Americas Inc. (Provision of gaming and leisure services) 110 Rockway Boulevard, New York, NY 11417, United States of America
Executive Officer
CHUA Ming Huat David	Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	President of Genting Hong Kong Limited	Genting Hong Kong Limited (Cruise line operations and investment holdings) Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Malaysian

Page 12 of 12 Pages